UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. 1)(1)


                          TELSCAPE INTERNATIONAL, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                    730905106
                                 (CUSIP Number)


                                    Copy to:

Sandler Capital Management                Michael R. Reiner, Esq.
767 Fifth Avenue                          Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 8, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages(s))


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Sandler Capital Partners IV, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      WC,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,250,879 shares                             13.5%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,331,785 shares                              6.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,250,879 shares                             13.5%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,331,785 shares                              6.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -2 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Sandler Capital Partners IV, FTE, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      WC,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,331,785 shares                              6.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,250,879 shares                             13.5%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,331,785 shares                              6.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,250,879 shares                             13.5%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -3 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Sandler Investment Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                       0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -4 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Sandler Capital Management

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -5 of 21-

CUSIP No.730905106                     13D



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       ARH Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                         OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                    -6 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MJDM Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                         OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                         0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -7 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Four JK Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                         OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   -8 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Jirakal Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                         OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -9 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Harvey Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   -10 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Michael J. Marocco

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -11 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 John Kornreich

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -12 of 21-

CUSIP No.730905106                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   David Lee

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                        0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,582,664 shares                             18.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                        0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,582,664 shares                             18.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,582,664 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   -13 of 21-

     This Amendment No. 1 amends and supplements the Schedule 13D dated as of June 2, 2000, relating to the common stock of Telscape International, Inc. (the "Issuer" or "Telscape").

ITEM 1.  Security and Issuer.

         Item 1 is hereby amended and restated as follows:

          (a) Common Stock, $0.001 par value per share ("Common Stock"), (CUSIP No. 730905106).

          (b) Each share of Class D Convertible Senior Preferred Stock (the "Class D Preferred Stock"), converts into 479.233 shares of Common Stock upon the occurrence of certain events.

          (c) Each Warrant (the "Warrant") is exercisable for one share of Common Stock.

          (d) Class G Senior Preferred Stock (the "Class G Preferred Stock"). The Class G Preferred Stock is not convertible into shares of Common Stock.

          (e) Each Class G Warrant (the "Class G Warrant") is exercisable for one share of Common Stock.

          (f) Telscape International, Inc., a Texas corporation, has its principal executive offices at 1325 Northmeadow Parkway, Suite 110, Roswell, Georgia 30076.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraphs:

     The source of funds for the acquisition of the Class G Preferred Stock and Class G Warrants was the general working capital and other funds of Sandler IV and Sandler IV FTE.

     The reporting persons purchased a total of 15,000 shares of Class G Preferred Stock, par value $0.01 per share, and Class G Warrants to purchase an aggregate of 480,000 shares of Common Stock, for $1,500,000.

ITEM 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraphs:

     On December 8, 2000, Sandler IV, Sandler IV FTE, the other purchasers, and the Issuer entered into a Securities Purchase Agreement (the "Class G Purchase Agreement"), whereby Sandler IV and Sandler IV FTE agreed, subject to the terms and conditions contained in the Class G Purchase Agreement, to purchase in the aggregate 15,000 shares of the Class G Preferred Stock and Class G Warrants of the Issuer. The Class G Warrants are immediately excercisable, to purchase 480,000 shares of the Issuer's Common Stock. Through December 31, 2000, the accrued dividends


                                   -14 of 21-
on the Class G Preferred Stock held by Sandler IV and Sandler IV FTE were 109.03 shares and 44.66 shares, respectively.

     The Class G Preferred Stock has the rights and preferences set forth in the Issuer's Certificate of Designation of Class G Preferred Stock (the "Class G Certificate"), which was filed with the Secretary of State of the State of Texas on December 8, 2000.

     The terms of the Class G Preferred Stock entitle each holder of such stock to one vote per share of Class G Preferred Stock held at each meeting of the shareholders of the Issuer with respect to any and all matters presented to the shareholders for their action or consideration. Each holder of Class G Preferred Stock shall be entitled to receive when and as declared by the Board of Directors of the Issuer, cumulative dividends at a rate of 15% per annum from the Original Issue Date (as such term is defined in the Class G Certificate) through the third anniversary of such issuance, and, thereafter, at a rate of 20% per annum, in preference and priority to dividends on all junior classes of securities. In the event of liquidation, the holders of Class G Preferred Stock shall be entitled to be paid an amount equal to $100.00 per share of the Class G Preferred Stock, plus an amount equal to all accumulated and unpaid dividends on such share of Class G Preferred Stock.

     Pursuant to the terms of the Class G Purchase Agreement and the Class G Certificate, the Issuer has expanded the Board of Directors from nine to twelve members. Sandler IV, Sandler IV FTE and certain other purchasers have the right to designate one additional nominee to serve on the Board of Directors and one purchaser has the right to designate two additional nominees to serve on the Board of Directors.

     The Class G Warrants expire on the fifth anniversary of their original issuance date. In addition, the Class G Warrants are subject to certain adjustments. The Class G Warrants contain provisions for an optional cashless exercise and certain anti-dilution provisions which could increase the number of shares of Common Stock to be acquired upon exercise of the Class G Warrants in the event of certain future dilutive issuances of Common Stock or convertible securities.

ITEM 5. Interests in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 20,819,444 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 20, 2000), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 31, 2000:


                                   -15 of 21-

                                          Shares of Common     Percentage of Shares
                                         Stock Beneficially      of Common Stock
Name                                           Owned            Beneficially Owned
                                         ------------------    --------------------
Sandler Capital Partners IV, L.P.         4,582,664(2,3,4)            18.0%
Sandler Capital Partners IV FTE, L.P.     4,582,664(2,3,4)            18.0%
Sandler Investment Partners, L.P.         4,582,664(2,3,4)            18.0%
Sandler Capital Management                4,582,664(2,3,4)            18.0%
ARH Corp.                                 4,582,664(2,3,4)            18.0%
MJDM Corp.                                4,582,664(2,3,4)            18.0%
Four JK Corp.                             4,582,664(2,3,4)            18.0%
Jirakal Corp.                             4,582,664(2,3,4)            18.0%
Harvey Sandler                            4,582,664(2,3,4)            18.0%
Michael J. Marocco                        4,582,664(2,3,4)            18.0%
John Kornreich                            4,582,664(2,3,4)            18.0%
David Lee                                 4,582,664(2,3,4)            18.0%

     (b) SCM is managed by a Management Committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler IV and Sandler IV FTE's investment in the securities of the Issuer require the consent of the Management Committee. SCM currently has 5 other general partners including a corporation owned by David Lee, a director of the Issuer.

     Sandler IV has sole power to vote and to dispose of 3,250,879 shares of Common Stock (including 2,060,934 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 849,433 shares of Common Stock issuable upon the exercise of Warrants and 340,512 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 13.5% of the outstanding shares of Common Stock. Sandler IV may be deemed to have shared power to vote and to dispose of 1,331,785 shares of Common Stock (including 844,334 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 347,963 shares of Common Stock issuable upon the exercise  of Warrants  and  139,488  shares of Common  Stock  issuable  upon the exercise of Class G Warrants), representing approximately 6.0% of the outstanding shares of Common Stock.

     Sandler IV FTE has sole power to vote and to dispose of 1,331,785 shares of Common Stock (including 844,334 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 347,963 shares of Common Stock issuable upon the exercise of Warrants

----------
(2) Includes 2,060,934 shares of Common Stock issuable upon the conversion of the 4,300.482 shares of Class D Preferred Stock owned by Sandler IV, 849,433 shares of Common Stock issuable upon the exercise of Warrants owned by Sandler IV and 340,512 shares of Common Stock issuable upon the exercise of Class G Warrants owned by Sandler IV.

(3) Includes 844,334 shares of Common Stock issuable upon the conversion of the 1,761.844 shares of Class D Preferred Stock owned by Sandler IV FTE, 347,963 shares of Common Stock issuable upon the exercise of Warrants owned by Sandler IV FTE and 139,488 shares of Common Stock issuable upon the exercise of Class G Warrants owned by Sandler IV FTE.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.


                                   -16 of 21-
and 139,488 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 6.0% of the outstanding shares of Common Stock. Sandler IV FTE may be deemed to have shared power to vote and to dispose of 3,250,879 shares of Common Stock (including 2,060,934 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 849,433 shares of Common Stock issuable upon the exercise of Warrants and 340,512 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 13.5% of the outstanding shares of Common Stock.

     By virtue of being a general partner of Sandler IV and Sandler IV FTE, Sandler Investment Partners may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise of Warrants and 480,000 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     By virtue of being a general partner of Sandler Investment Partners, Sandler Capital Management may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise of Warrants and 480,000 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     By virtue of being a general partner of Sandler Capital Management, each of ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp., may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise  of Warrants  and  480,000  shares of Common  Stock  issuable  upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     By virtue of being the sole stockholder of ARH Corp. and a member of the Management Committee of Sandler Capital Management, Harvey Sandler may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise  of Warrants  and  480,000  shares of Common  Stock  issuable  upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

                                   -17 of 21-

     By virtue of being the sole shareholder of MJDM Corp. and a member of the Management Committee of Sandler Capital Management, Michael Marocco may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise of Warrants and 480,000 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     By virtue of being the majority stockholder of Four JK Corp. and a member of the Management Committee of Sandler Capital Management, John Kornreich may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise of Warrants and 480,000 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     By virtue of being the sole shareholder of Jirakal Corp., David Lee may be deemed to have shared power to vote and to dispose of 4,582,664 shares of Common Stock (including 2,905,268 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock, 1,197,396 shares of Common Stock issuable upon the exercise of Warrants and 480,000 shares of Common Stock issuable upon the exercise of Class G Warrants), representing approximately 18.0% of the outstanding shares of Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected during the sixty days prior to December 8, 2000:

     The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraphs:

     Pursuant to the Class G Certificate, each holder of the Class G Preferred Stock shall be entitled to a preemptive right, subject to certain exceptions, to purchase a proportionate share of any new securities to be issued and sold by the Issuer equal to the proportionate share of Common Stock underlying the Class G Warrants held by Sandler IV and Sandler IV FTE on a fully-diluted basis.

     The Class G Purchase Agreement provides that Sandler IV and Sandler IV FTE shall have access to the records of the Issuer and that the Issuer shall furnish its financial reports to Sandler IV and Sandler IV FTE, and the Issuer covenants that it shall, among other things, pay its taxes and preserve its corporate existence.

     The Issuer, Sandler IV, Sandler IV FTE and certain other holders of the Class G Preferred Stock have entered into a Registration Rights Agreement in respect of the Class G Preferred Stock (the "Class G Registration Rights Agreement"). The Class G Registration Rights Agreement grants the holders of the Class G Warrants, the right, on up to three occasions, to require the Issuer to register under the Securities Act of 1933, as amended, all or any portion of the Common


                                   -18 of 21-

Stock issuable upon the exercise of the Class G Warrants for sale in a public offering. In addition, Sandler IV and Sandler IV FTE will, under certain conditions, have the right to require the Issuer to file a shelf registration for an offering of the shares of Common Stock issuable upon the exercise of the Class G Warrants on a continuous basis.

     Under the terms of the Class G Registration Rights Agreement, if the Issuer at any time seeks to register any of its equity securities under the Securities Act for sale to the public, then the Issuer must include, at Sandler IV and Sandler IV FTE's request, shares of Common Stock issuable upon the exercise of the Class G Warrants in such registration statement. Notwithstanding the foregoing, in connection with any offering involving an underwriting of securities being issued by the Issuer, the Issuer will not be required to include any of Sandler IV and Sandler IV FTE's shares of Common Stock issuable upon the exercise of the Class G Warrants therein unless Sandler IV and Sandler IV FTE accept and agree to the terms of the underwriters selected by the Issuer, and then only in such quantity as will not, in the opinion of the underwriters, adversely affect the proposed offering by the Issuer.

     The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

ITEM 7. Materials to be Filed as Exhibits


     Item 7 is hereby amended by adding the following paragraphs:

     Exhibit 4. Securities Purchase Agreement dated as of December 7, 2000, by and between the Issuer, Sandler IV, Sandler IV FTE and the other purchasers of the Class G Preferred Stock.

     Exhibit 5. Certificate of Designation as filed with the Secretary of State of the State of Texas on December 8, 2000.

     Exhibit 6. Class G Warrant Agreement.

     Exhibit 7. Class G Registration Rights Agreement.


                                   -19 of 21-

                                    SIGNATURE

     After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: March 16, 2001
                               SANDLER CAPITAL PARTNERS IV, L.P.
                               By:      Sandler Investment Partners, L.P.,
                                        General Partner
                                        By:      Sandler Capital Management,
                                                 General Partner
                                                 By:      MJDM Corp., a
                                                          General Partner


                                        By: /s/ Moira Mitchell
                                           -------------------------------------
                                                 Name: Moira Mitchell
                                                 Title:   President

                               SANDLER CAPITAL PARTNERS IV FTE, L.P.
                               By:      Sandler Investment Partners, L.P.,
                                        General Partner
                                        By:      Sandler Capital Management,
                                                 General Partner
                                                 By:      MJDM Corp., a
                                                          General Partner


                                        By: /s/ Moira Mitchell
                                            ------------------------------------
                                                 Name: Moira Mitchell
                                                 Title:   President

                               SANDLER INVESTMENT PARTNERS, L.P.
                               By:      Sandler Capital Management,
                                        General Partner
                                        By:      MJDM Corp., a General Partner

                                        By: /s/ Moira Mitchell
                                            ------------------------------------
                                                 Name: Moira Mitchell
                                                 Title:   President


                                   -20 of 21-

                               SANDLER CAPITAL MANAGEMENT
                               By:      MJDM Corp., a General Partner

                               By:   /s/ Moira Mitchell
                                  ------------------------------------------
                                         Name: Moira Mitchell
                                         Title:   President

                               ARH CORP.

                               By:   /s/ Moira Mitchell
                                  ------------------------------------------
                                         Name: Moira Mitchell
                                         Title:  Secretary and Treasurer

                               MJDM CORP.

                               By:   /s/ Moira Mitchell
                                  ------------------------------------------
                                         Name: Moira Mitchell
                                         Title:   President

                               FOUR JK CORP.

                               By:   /s/ Moira Mitchell
                                  ------------------------------------------
                                         Name: Moira Mitchell
                                         Title:   President

                               JIRAKAL CORP.

                               By:   /s/ Moira Mitchell
                                  ------------------------------------------
                                         Name: Moira Mitchell
                                         Title:   President

                                     /s/ Harvey Sandler
                                  -------------------------------------------
                                         Harvey Sandler

                                     /s/ Michael J. Marocco
                                  -------------------------------------------
                                         Michael J. Marocco

                                    /s/  John Kornreich
                                  -------------------------------------------
                                         John Kornreich

                                    /s/  David Lee
                                  -------------------------------------------
                                         David Lee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  -21 of 21-